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                                                                     EXHIBIT 8.1


                              OPINION OF KPMG LLP
                 REGARDING CERTAIN TAX ASPECTS OF THE MERGER


October 7, 2002

Glen E. Roney
Chairman of the Board and Chief Executive Officer
Texas Regional Bancshares, Inc.
3900 North 10th Street
McAllen, Texas 78501

             RE: TEXAS REGIONAL BANCSHARES, INC.: ACQUISITION OF
                            SAN JUAN BANCSHARES, INC.

Dear Mr. Roney:

You have requested the opinion of KPMG LLP ("KPMG") as to certain Federal income tax consequences to Texas Regional Bancshares, Inc., Texas Regional Delaware, Inc., Texas State Bank, San Juan Bancshares, Inc. and its shareholders, San Juan Delaware Financial Corporation, Inc. and Texas Country Bank with respect to the proposed transaction described below. Our opinion is based solely upon information provided to us in an "Agreement and Plan of Reorganization" dated August 21, 2002 ("the Agreement"), with respect to the three mergers described below, and information and representations provided to us as set forth in the sections of this letter entitled "FACTS," "TRANSACTION" and "REPRESENTATIONS."

                                      FACTS

Texas Regional Bancshares, Inc. ("Texas Regional") is a Texas corporation that acts as a bank holding company. The stock of Texas Regional is publicly traded. Texas Regional is the common parent of an affiliated group of corporations that file a consolidated Federal income tax return. The authorized capital of Texas Regional consists of 50,000,000 shares of Class A voting common, $1.00 par value, of which 26,476,900 are issued and outstanding. Texas Regional also has authorized 10,000,000 shares of preferred stock, $1.00 par value, none of which are outstanding.

Texas Regional Delaware, Inc. ("TRD") is a wholly owned Delaware subsidiary of Texas Regional that acts as a holding company. The authorized capital of TRD consists of 3,000 shares of common stock, all of which are issued and outstanding.

Texas State Bank is a Texas state banking association and a wholly owned subsidiary of TRD. The authorized capital of Texas State Bank consists of 10 million shares of common stock, all of which are issued and outstanding.

San Juan Bancshares, Inc. ("San Juan Bancshares") is a closely held Texas corporation that acts as a bank holding company. The authorized capital of San Juan Bancshares consists of 1,000,000 shares of $1.00 par value common stock, of which 11,239 shares are issued and outstanding.


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San Juan Delaware Financial Corporation, Inc. ("San Juan Delaware") is a wholly owned Delaware subsidiary of San Juan Bancshares that acts as a holding company. The authorized capital of San Juan Delaware consists of 1,000 shares of $.01 par value common stock, all of which are issued and outstanding. The only business of San Juan Delaware is its ownership and operation of Texas Country Bank.

Texas Country Bank is a Texas state banking association engaged in the retail and commercial banking business in Texas. Texas Country Bank is a wholly owned subsidiary of San Juan Delaware. The authorized capital of Texas Country Bank consists of 25,000 shares of $10.00 par value common stock, all of which are issued and outstanding.

The respective managements of Texas Regional and San Juan Bancshares believe that a combination of their respective holding companies and underlying banking businesses will enable both companies to grow and operate more efficiently in the future. Specifically, the combination of Texas Regional and San Juan Bancshares will permit Texas Country Bank to expand its service offerings and make higher loans than currently permitted and it will give Texas Regional a presence in two communities where it does not presently have branch facilities.

                                   TRANSACTION

In order to accomplish the aforementioned goals, the following Transaction has been proposed:

      (1) San Juan Bancshares will merge with and into TRD with TRD surviving, pursuant to the applicable corporate laws of the states of Delaware and Texas. As a result of the merger, the shares of San Juan Bancshares capital stock (other than those held by any shareholder validly exercising dissenters' rights of appraisal) shall be automatically converted into the right to receive shares of Texas Regional voting common stock ("Texas Regional Common Stock"). Each San Juan Bancshares shareholder will receive 13.3475 shares of Texas Regional Common Stock for each share of San Juan Bancshares, subject to certain adjustments, less any shares that would otherwise be distributed to those shareholders who exercise dissenters' rights of appraisal. An aggregate of 150,012 shares, unless adjusted, of Texas Regional common stock shall be distributed to San Juan Bancshares shareholders. Texas Regional may decrease the number of shares issued in the San Juan Bancshares merger if its net worth, after certain adjustments, is less than $4,400,000 and certain expenses exceed $100,000. In no event will the Texas Regional Common Stock issued in the merger constitute less than fifty percent of the total consideration paid. No fractional shares of Texas Regional will be issued in the Transaction and cash in lieu thereof will be paid by Texas Regional to San Juan Bancshares shareholders. Amounts payable in respect to shareholders exercising dissenters' rights of appraisal shall be payable by TRD, but in no event will the rights of dissenters be satisfied with stock of TRD or any instrument that is convertible into stock of TRD. The merger is conditioned on holders of not more than five percent of the issued and outstanding shares of San Juan common stock have exercised dissenters' rights.

      (2) Simultaneously with the merger of San Juan Bancshares into TRD, San Juan Delaware will merge with and into TRD, with TRD surviving, pursuant to the applicable corporate laws of the state of Delaware. San Juan Bancshares will be entitled to receive shares of TRD in exchange for all of the outstanding shares of San Juan Delaware.


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      (3)   After the mergers of San Juan Bancshares and San Juan Delaware with and into TRD, Texas Country Bank will merge with and into Texas State Bank, with Texas State Bank surviving, pursuant to the applicable corporate laws of the state of Texas. Texas State Bank will issue solely shares of its stock to Texas Country Bank in the merger. These shares will remain outstanding after the merger.


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                                 REPRESENTATIONS

In connection with the Transaction, the following representations have been made:

      (a) The fair market value of the Texas Regional Common Stock to be received by the San Juan Bancshares shareholders will be approximately equal to the fair market value of the San Juan Bancshares common stock to be surrendered in exchange therefor.

      (b) The fair market value of the TRD common stock that San Juan Bancshares will be entitled to receive will be approximately equal to the fair market value of the San Juan Delaware common stock.

      (c) The fair market value of the Texas State Bank common stock to be received by TRD will be approximately equal to the fair market value of the Texas Country Bank common stock to be surrendered in exchange therefor.

      (d) Neither Texas Regional nor a related person (as defined in Treas. Reg. ss.1.368-1(e)(3)) has any plan or intention, to acquire during the five-year period beginning on the date of the Transaction, with consideration other than Texas Regional stock, Texas Regional stock furnished in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to San Juan Bancshares' shareholders in lieu of fractional shares. 1

      (e)   During the five-year period ending on the date of the transaction:
            (i) neither San Juan Bancshares, San Juan Delaware, Texas Country Bank nor any person related (as defined in Treas. Reg.ss.1.368-1(e)(3)) to any of these three corporations will have acquired the stock of San Juan Bancshares, San Juan Delaware or Texas Country Bank with consideration other than stock of the corporation so acquired; (ii) neither Texas Regional, TRD, Texas State Bank, nor any person related (as defined in Treas. Reg.ss.1.368-1(e)(3)) to these three corporations will have acquired San Juan Bancshares stock, San Juan Delaware stock, or Texas Country Bank stock other than described in the facts above; and, (iii) no distributions will have been made with respect to San Juan Bancshares stock, San Juan Delaware stock, or Texas Country Bank stock (other than normal, regular dividend distributions made pursuant to San Juan Bancshares', San Juan Delaware's or Texas Country Bank's historical dividend paying practice), either directly or through any transaction agreement or arrangement with any other person except for cash paid to dissenters.

      (f) TRD will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by San Juan Bancshares immediately prior to the transaction. For purposes of this representation, amounts paid by San Juan Bancshares to shareholders who receive cash or other property, assets of San Juan Bancshares used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal


-----------------
1 All references to "Section" or "ss." are to the Internal Revenue Code of 1986, as amended as of the date of this letter, unless otherwise noted, and all references to "Treas. Reg.ss." are to the Treasury regulations promulgated thereunder.

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            dividends) made by San Juan Bancshares immediately preceding the transaction will be included as assets of San Juan Bancshares immediately prior to the transaction.

      (g) Prior to the Transaction, Texas Regional will be in control of TRD within the meaning of ss.368(c).

      (h) Following the Transaction, TRD will not issue additional shares of its stock that would result in Texas Regional losing control of TRD within the meaning of ss.368(c).

      (i) At the time of the Transaction, TRD will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in TRD that, if exercised or converted, would affect Texas Regional's retention of control of TRD.

      (j) The merger of San Juan Bancshares into TRD will qualify as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, the merger of San Juan Delaware into TRD will qualify as a statutory merger under the applicable corporate laws of the state of Delaware, and the merger of Texas Country Bank into Texas State Bank will qualify as a statutory merger under the applicable corporate laws of the state of Texas.

      (k) Texas Regional, TRD and Texas State Bank have no plan or intention to sell or otherwise dispose of any of the assets to be received from San Juan Bancshares, San Juan Delaware or Texas Country Bank, respectively, except for dispositions made in the ordinary course of business.

      (l) The current business of San Juan Bancshares, San Juan Delaware, and Texas Country Bank is, in each instance, the historical business of such corporation. Following the Transaction, TRD will continue to conduct the historical business of San Juan Bancshares and San Juan Delaware, and Texas State Bank will either continue the historical business of Texas Country Bank or will use a significant portion of Texas Country Bank's historical business assets in a business.

      (m) The liabilities of San Juan Bancshares and San Juan Delaware to be assumed by TRD (within the meaning of ss.357(d)) and the liabilities of Texas Country Bank to be assumed by Texas State Bank (within the meaning of ss.357(d)) were, in each instance, incurred by the transferor in the ordinary course of business.

      (n) There is no intercorporate indebtedness existing between San Juan Bancshares or its subsidiaries and Texas Regional or its subsidiaries that will be issued, acquired, or settled at a discount in the Transaction.

      (o) All corporate parties to the Transaction, and all shareholders of San Juan Bancshares will pay their own expenses, if any, incurred in or arising out of the Transaction.

      (p) No party to the Transaction is an "investment company" as defined in ss.ss.368(a)(2)(F)(iii) and (iv).

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      (q)   The fair market value and the adjusted basis of the assets of San
            Juan Bancshares to be transferred to TRD will exceed the sum of liabilities to be assumed by TRD plus the amount of liabilities to which the assets to be transferred are subject.

      (r) The fair market value and the adjusted basis of the assets of San Juan Delaware to be transferred to TRD will exceed the sum of liabilities to be assumed by TRD plus the amount of liabilities to which the assets to be transferred are subject.

      (s) The fair market value and adjusted basis of the assets of Texas Country Bank to be transferred to Texas State Bank will exceed the sum of liabilities to be assumed by Texas State Bank plus the amount of liabilities to which the assets to be transferred are subject.

      (t) The payment of cash in lieu of fractional shares of Texas Regional Common Stock is solely for the purpose of avoiding the expense and inconvenience to Texas Regional of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the San Juan Bancshares shareholders instead of issuing fractional shares of Texas Regional Common Stock will not exceed one percent of the total consideration that will be given in the transaction to the San Juan Bancshares shareholders in exchange for their shares of San Juan Bancshares common stock. The fractional share interests of each San Juan Bancshares shareholder will be aggregated, and no San Juan Bancshares shareholder will receive cash in an amount equal to or greater than the value of one full share of Texas Regional.

      (u) Texas Regional has no plan or intention to liquidate TRD; to merge TRD with and into another corporation; to sell or otherwise dispose of the stock of TRD; or to cause TRD to sell or otherwise dispose of any of the assets of San Juan Bancshares acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in ss.368(a)(2)(C).

      (v) Texas Regional and TRD have no plan or intention to liquidate Texas State Bank; to merge Texas State Bank with and into another corporation; to sell or otherwise dispose of the stock of Texas State Bank; or to cause Texas State Bank to sell or otherwise dispose of any of the assets of Texas Country Bank, except for dispositions made in the ordinary course of business or transfers described in ss.368(a)(2)(C).

      (w) Compensation to be paid to shareholder-employees of San Juan Bancshares after the proposed transaction will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. No part of such compensation will be in consideration for their San Juan Bancshares stock.

      (x) None of the mergers occurring in the Transaction are part of a plan (or series of related transactions) within the meaning of ss.355(e) that includes a distribution (by Texas Regional or its subsidiaries and/or by San Juan Bancshares or its subsidiaries) to which ss.355 applies.

      (y) No party to the Transaction is under the jurisdiction of a court in a Title 11 or similar case within the meaning of ss.368(a)(3)(A).

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      (z)   Neither San Juan Bancshares nor San Juan Delaware has an excess loss account, as defined by Treas. Reg.ss.1.1502-19, associated with their stock in San Juan Delaware or Texas Country Bank, respectively.

      (aa) The Transaction will not trigger, under the rules of Treas. Reg. ss.1.1502-13 (or former Treas. Reg.ss.ss.1.1502-13 and -14), the taking into account of any deferred intercompany item of San Juan Bancshares, San Juan Delaware, or Texas Country Bank.

                                      ISSUE

Whether (i) the proposed merger of San Juan Bancshares with and into TRD, (ii) the proposed merger of San Juan Delaware with and into TRD and (iii) the proposed merger of Texas Country Bank with and into Texas State Bank will each qualify as a reorganization within the meaning of ss.368(a)(1) and, if so, what are the Federal income tax consequences to Texas Regional, TRD, Texas State Bank, San Juan Bancshares, San Juan Delaware, Texas Country Bank and the shareholders of San Juan Bancshares.

                                    OPINIONS

Based on the information set forth in the sections of this letter entitled "FACTS," "TRANSACTION" and "REPRESENTATIONS," and on the information provided to us in the Agreement, it is our view that the Federal income tax consequences of the proposed transaction to certain parties are as follows:

      (1) Provided that the merger of San Juan Bancshares with and into TRD qualifies as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, such merger involving the acquisition by TRD of substantially all of the assets of San Juan Bancshares in exchange for Texas Regional Common Stock and the assumption by TRD of the liabilities of San Juan Bancshares will constitute a reorganization within the meaning of ss.368(a)(1)(A) by reason of ss.368(a)(2)(D). For this purpose, "substantially all" means at least ninety percent of the fair market value of the net assets and at least seventy percent of the fair market value of the gross assets of San Juan Bancshares. Texas Regional, TRD and San Juan Bancshares will each be a "party to a reorganization" within the meaning of ss.368(b).

      (2) No gain or loss will be recognized by San Juan Bancshares upon the transfer of substantially all of its assets to TRD in exchange for Texas Regional Common Stock and the assumption by TRD of all the liabilities of San Juan Bancshares. Also, San Juan Bancshares will recognize no gain or loss on the distribution of the Texas Regional Common Stock to its shareholders. (ss.ss.361 and 357(a)).

      (3) No gain or loss will be recognized by either Texas Regional or TRD upon the acquisition by TRD of substantially all of the assets of San Juan Bancshares in exchange for Texas Regional Common Stock and the assumption by TRD of the liabilities of San Juan Bancshares. (Treas. Reg.ss.1.1032-2 and Rev. Rul. 57-278, 1957-1 C.B. 124).

      (4) No gain or loss will be recognized by the shareholders of San Juan Bancshares upon the receipt of Texas Regional Common Stock solely in exchange for shares of San Juan Bancshares common stock. (ss.354(a)(1)).

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      (5)   The basis of the Texas Regional Common Stock to be received by the shareholders of San Juan Bancshares (including any fractional shares interest to which they may be entitled) will be the same as the basis of the San Juan Bancshares common stock surrendered in exchange therefor. (ss.358(a)(1)).

      (6) The payment of cash to San Juan Bancshares shareholders in lieu of fractional shares of Texas Regional Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Texas Regional. The cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in ss.302(a). (Rev. Rul. 66-365, 1966-2 C.B. 116, and
            Rev. Proc. 77-41, 1977-2 C.B. 574). As provided in ss.1001, gain or loss will be realized and recognized to such shareholders measured by the difference between the redemption price and the adjusted basis of the Texas Regional Common Stock allocable to the fractional shares deemed surrendered in exchange therefor.

      (7) The holding period of the Texas Regional Common Stock to be received by the shareholders of San Juan Bancshares (including any fractional share interests to which they may be entitled) will include the period during which the San Juan Bancshares common stock surrendered in exchange therefor was held, provided that the San Juan Bancshares common stock was held as a capital asset on the date of the exchange. (ss.1223(1)).

      (8) Where cash is received by a dissenting San Juan Bancshares shareholder in exchange for his, her or its San Juan Bancshares common stock, as described above, such cash will be treated as having been received by such shareholder as a distribution in redemption of his, her or its San Juan Bancshares common stock subject to the provisions and limitations of ss.302.

      (9) Provided that the merger of San Juan Delaware with and into TRD qualifies as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, such merger involving the acquisition by TRD of all of the assets of San Juan Delaware in exchange for TRD common stock and the assumption by TRD of the liabilities of San Juan Delaware will constitute a reorganization within the meaning of ss.368(a)(1). TRD and San Juan Delaware will each be a "party to a reorganization" within the meaning of ss.368(b). (Rev. Rul. 68-526, 1968-2 C.B. 156.)

      (10) No gain or loss will be recognized by San Juan Delaware upon the transfer of its assets to TRD in exchange for TRD common stock and the assumption by TRD of all of the liabilities of San Juan Delaware. Also, San Juan Delaware will recognize no gain or loss on the distribution of the TRD common stock to its shareholder. (ss.ss.361 and 357(a)).

      (11) No gain or loss will be recognized by TRD upon the acquisition by TRD of all of the assets of San Juan Delaware in exchange for shares of TRD common stock and the assumption by TRD of the liabilities of San Juan Delaware. (ss.1032(a)).

      (12) No gain or loss will be recognized by the shareholder of San Juan Delaware upon the receipt of TRD common stock in exchange for San Juan Delaware stock. (ss.354(a)).


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      (13)  Provided that the merger of Texas Country Bank with and into Texas
            State Bank qualifies as a statutory merger under the applicable corporate laws of the state of Texas, such merger involving the acquisition by Texas State Bank of all of the assets of Texas Country Bank in exchange for Texas State Bank common stock and the assumption by Texas State Bank of the liabilities of Texas Country Bank will constitute a reorganization within the meaning of ss.368(a)(1). Texas Country Bank and Texas State Bank will each be a "party to a reorganization" within the meaning of ss.368(b).

      (14) No gain or loss will be recognized by Texas Country Bank upon the transfer of its assets to Texas State Bank in exchange for Texas State Bank common stock and the assumption by Texas State Bank of all the liabilities of Texas Country Bank. Also, Texas Country Bank will recognize no gain or loss on the distribution of the Texas State Bank common stock to its shareholder. (ss.ss.361 and 357(a)).

      (15) No gain or loss will be recognized by Texas State Bank on the receipt by Texas State Bank of the assets of Texas Country Bank in exchange for shares of Texas State Bank common stock and the assumption by Texas State Bank of the liabilities of Texas Country Bank. (ss.1032(a)).

      (16) No gain or loss will be recognized by the shareholder of Texas Country Bank upon the receipt of Texas State Bank common stock in exchange for Texas Country Bank stock. (ss.354(a)).

      (17) The holding period of the Texas State Bank common stock to be received by the shareholder of Texas Country Bank will include the period during which the Texas Country Bank stock surrendered in exchange therefor was held, provided that the Texas Country Bank stock was held as a capital asset on the date of the exchange. (ss.1223(1)).

      (18) The basis of the assets of San Juan Bancshares and San Juan Delaware acquired by TRD, and the basis of the assets of Texas Country Bank acquired by Texas State Bank will, in each instance, be the same as the basis of such assets in the hands of the transferor immediately prior to the exchange. (ss.362(b)).

      (19) The holding period of the assets of San Juan Bancshares and San Juan Delaware acquired by TRD, and the holding period of the assets of Texas Country Bank acquired by Texas State Bank will, in each instance, include the period during which such assets were held by the transferor. (ss.1223(2)).

      (20) TRD will succeed to and take into account the items of San Juan Bancshares and San Juan Delaware described in ss.381(c), subject to the provisions and limitations specified in ss.ss.381, 382, 383, 384, Treas. Reg.ss.ss.1.1502-21, 1.1502-22 and 1.1502-15, if
            applicable and the regulations thereunder. Texas State Bank will succeed to and take into account such items of Texas Country Bank subject to the provisions and limitations specified in ss.ss.381, 382, 383, 384 and Treas. Reg.ss.381 and Treas. Reg.ss.1.381(a)-1(a)).


                                SCOPE OF OPINION

Our opinions in this letter are limited to those specifically set forth herein under the heading "OPINIONS." KPMG expresses no opinion with respect to any other Federal, state, local, or

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foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

You have advised us that the information contained in this letter is an accurate and complete description of all the facts and circumstances concerning the Transaction, and we have made no independent inquiry into them. In addition, we have made certain assumptions with respect to the facts herein. Any variance or omission in the facts, the Transaction, representations or assumptions as stated in this letter may cause us to change our opinions. Other than the Agreement, we have reviewed no legal documents that are necessary to effectuate the transaction. We assume that all steps will be properly effectuated under all applicable laws, and that those legal steps are consistent with the facts, the Transaction, representations and assumptions as stated in this letter.

In rendering our opinions, we are relying upon the relevant provisions of the internal revenue laws, including the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of our opinions. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification.

These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.




Very truly yours,


/s/ KPMG LLP